TSR AT A GLANCE

TSR is engaged in the business of providing contract computer programming services to its customers. The Company provides its customers with technical computer personnel to supplement their in-house information technology (“IT”) capabilities. TSR’s customers for its contract computer programming services consist primarily of Fortune 1000 companies with significant technology budgets. With more than 40 years of experience in the information services business, TSR is positioned to fulfill virtually any information technology temporary staffing contract requirement. Extensive recruiting efforts are employed to create and maintain a database of highly qualified professionals who are well-versed in the latest technological advances. TSR’s professional staff has extensive experience across a broad range of industries from telecommunications and pharmaceuticals to banking and insurance.

FINANCIAL HIGHLIGHTS

(Amounts in Thousands, Except Per Share Data)

	May 31, 2018	May 31, 2017	May 31, 2016	May 31, 2015	May 31, 2014
Revenue, Net	$64,990	$62,573	$60,998	$57,403	$49,530
Income From Operations	909	562	839	432	25
Net Income (Loss) Attributable to TSR, Inc.	486	268	399	193	(86)
Basic Net Income (Loss) Per TSR, Inc. Common Share	0.25	0.14	0.20	0.10	(0.04)
Working Capital	8,113	7,689	9,391	8,986	8,706
Total Assets	13,372	14,535	14,090	14,051	13,563
Total TSR, Inc. Equity	8,224	7,738	9,432	9,033	8,840
Book Value Per TSR, Inc. Common Share (Total TSR Equity Divided by Common Shares Outstanding)	4.19	3.94	4.81	4.60	4.51
Cash Dividends Declared Per TSR, Inc. Common Share	$0.00	$1.00	$0.00	$0.00	$0.00

LETTER FROM THE CHAIRMAN

Dear Stockholders:

My first full year as Chairman and CEO of TSR has been a rewarding one in several respects.

Overall, for the year ended May 31st, the Company’s net revenue increased 3.9% from last year to $64.99 million. Net income attributable to TSR increased 81% from $268,000 in the prior year to $486,000 in the current year. Additionally, net income per share increased from $0.14 to $0.25 per share.

We attribute these increases in net income and net income per share to the increase in revenue and to a decrease in selling, general and administrative expenses compared with the prior year, resulting primarily from consolidating certain management responsibilities following the retirement of our former chairman, which decrease was offset, to an extent, by additional investments in recruiting resources.

Here’s the new normal for the IT staffing industry:

●	IT talent is scarce in certain categories
●	Economic uncertainty reverberates among many clients
●	There is unremitting pressure to squeeze margins by some customers

Throughout it all, TSR continues to strive to outcompete in the marketplace.

The three fundamental pillars of the IT staffing business continue to be: sales and marketing; recruiting; and administrative or “back office” capabilities. At TSR, we don’t believe that our “back office” performs a separate and isolated function – it is imperative that all three groups work together as a team. This approach helps make us nimble and smarter in a world where speed to market is just the first cost of entry. But then top quality and right fit trump all.

Serving customers is our primary focus. This includes assisting our existing clients, many of whom we have served for decades, and new clients, whom we cultivate by learning and understanding their needs. This year we had particular success in growing our business across several industries.

Computer technologies and IT needs continue to evolve and increase rapidly worldwide. TSR’s ability to adapt and evolve for more than 40 years has been the cornerstone for our success. We will continue to pivot as needed to be among the leading service providers for architects and developers in many nascent IT areas. This includes: cloud based computing, mobile based financial technology, robotic process automation, information security, ethical hacking, and penetration testing. Delivering talent in these and other new technologies as they develop will fuel our growth.

As always, we remain relentless in our dedication to listening closely to our customers and their needs, and working smartly on their behalf. We believe that this dedication will best serve all of our stockholders.

I thank you for your ongoing support.

Sincerely

/s/ Chris Hughes
Chris Hughes
President

TSR INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

May 31, 2018 and 2017

	2018	2017
Current assets:
Cash and cash equivalents	$5,323,437	$5,723,976
Certificates of deposit and marketable securities	537,160	1,020,888
Accounts receivable:
Trade, net of allowance for doubtful accounts of $185,000 in 2018 and 2017	7,227,823	7,324,291
Other	2,094	18,455
	7,229,917	7,342,746

Prepaid expenses	98,344	176,397
Prepaid and recoverable income taxes	28,214	94,833
Deferred income taxes	-	106,000

Total Current Assets	13,217,072	14,464,840

Equipment and leasehold improvements, at cost:
Equipment	100,980	98,889
Furniture and fixtures	111,107	111,107
Automobiles	19,323	19,665
Leasehold improvements	60,058	60,058
	291,468	289,719
Less accumulated depreciation and amortization	263,742	269,069
	27,726	20,650

Other assets	49,653	49,653
Deferred income taxes	78,000	-

Total Assets	$13,372,451	$14,535,143

LIABILITIES AND EQUITY
Current liabilities:
Accounts and other payables	$559,428	$644,834
Accrued expenses and other current liabilities:
Salaries, wages and commissions	3,136,023	2,699,686
Other	196,990	138,372
	3,333,013	2,838,058

Dividends payable	-	1,962,062
Advances from customers	1,211,232	1,330,714

Total Liabilities	5,103,673	6,775,668

Commitments and contingencies
Equity:
TSR, Inc.
Preferred stock, $1.00 par value, authorized 500,000 shares; none issued	-	-
Common stock, $0.01 par value, authorized 12,500,000 shares; issued 3,114,163 shares; 1,962,062 outstanding	31,142	31,142
Additional paid-in capital	5,102,868	5,102,868
Retained earnings	16,604,219	16,118,011
	21,738,229	21,252,021
Less: Treasury stock, 1,152,101 shares, at cost	13,514,003	13,514,003
Total TSR, Inc. Equity	8,224,226	7,738,018
Noncontrolling Interest	44,552	21,457
Total Equity	8,268,778	7,759,475

Total Liabilities and Equity	$13,372,451	$14,535,143

See accompanying notes to consolidated financial statements.

TSR INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended May 31, 2018 and 2017

	2018	2017

Revenue, net	$64,989,995	$62,572,585

Cost of sales	54,609,095	52,326,521
Selling, general and administrative expenses	9,471,523	9,683,601
	64,080,618	62,010,122

Income from operations	909,377	562,463

Other income:
Interest and dividend income	12,381	10,888
Unrealized gain from marketable securities, net	15,272	3,616
	27,653	14,504

Income before income taxes	937,030	576,967
Provision for income taxes	381,000	263,000

Consolidated net income	556,030	313,967
Less: Net income attributable to noncontrolling interest	69,822	45,778

Net income attributable to TSR, Inc.	$486,208	$268,189

Net income per TSR, Inc. common share	$0.25	$0.14

Weighted average number of common shares outstanding	1,962,062	1,962,062

See accompanying notes to consolidated financial statements.

TSR INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

Years ended May 31, 2018 and 2017

	Shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	TSR Inc. equity	Non- controlling interest	Total equity
Balance at June 1, 2016	3,114,163	$31,142	$5,102,868	$17,811,884	$(13,514,003)	$9,431,891	$39,603	$9,471,494

Net income attributable to noncontrolling interest	-	-	-	-	-	-	45,778	45,778

Distribution to noncontrolling interest	-	-	-	-	-	-	(63,924)	(63,924)

Cash dividend declared	-	-	-	(1,962,062)	-	(1,962,062)	-	(1,962,062)

Net income attributable to TSR, Inc.	-	-	-	268,189	-	268,189	-	268,189

Balance at May 31, 2017	3,114,163	31,142	5,102,868	16,118,011	(13,514,003)	7,738,018	21,457	7,759,475

Net income attributable to noncontrolling interest	-	-	-	-	-	-	69,822	69,822

Distribution to noncontrolling interest	-	-	-	-	-	-	(46,727)	(46,727)

Net income attributable to TSR, Inc.	-	-	-	486,208	-	486,208	-	486,208

Balance at May 31, 2018	3,114,163	$31,142	$5,102,868	$16,604,219	$(13,514,003)	$8,224,226	$44,552	$8,268,778

See accompanying notes to consolidated financial statements.

TSR INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended May 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:

Consolidated net income	$556,030	$313,967
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	14,339	19,976
Unrealized gain from marketable securities, net	(15,272)	(3,616)
Deferred income taxes	28,000	25,000

Changes in operating assets and liabilities:
Accounts receivable-trade	96,468	379,389
Other receivables	16,361	(7,602)
Prepaid expenses	78,053	(77,328)
Prepaid and recoverable income taxes	66,619	(94,833)
Accounts and other payables and accrued expenses and other current liabilities	409,549	125,077
Income taxes payable	-	(14,810)
Advances from customers	(119,482)	85,151

Net cash provided by operating activities	1,130,665	750,371

Cash flows from investing activities:
Proceeds from maturities of marketable securities	992,000	2,523,000
Purchases of marketable securities	(493,000)	(1,987,000)
Purchases of equipment and leasehold improvements	(21,415)	(12,628)

Net cash provided by investing activities	477,585	523,372

Cash flows from financing activities:
Cash dividend paid	(1,962,062)	-
Distributions to noncontrolling interest	(46,727)	(63,924)

Net cash used in financing activities	(2,008,789)	(63,924)

Net increase (decrease) in cash and cash equivalents	(400,539)	1,209,819

Cash and cash equivalents at beginning of year	5,723,976	4,514,157

Cash and cash equivalents at end of year	$5,323,437	$5,723,976

Supplemental disclosures of cash flow data:
Income taxes paid	$286,000	$348,000

Non-cash:
Dividends declared and payable	$-	$1,962,000

See accompanying notes to consolidated financial statements.

TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2018 and 2017

(1)	Summary of Significant Accounting Policies

(a)	Business, Nature of Operations and Customer Concentrations

TSR, Inc. and Subsidiaries (the “Company”) are primarily engaged in providing contract computer programming services to commercial customers located primarily in the Metropolitan New York area. The Company provides its customers with technical computer personnel to supplement their in-house information technology (“IT”) capabilities. In addition, beginning in fiscal 2017, the Company has provided and continues to provide administrative (non-IT) workers on a contract basis to two of its existing customers. In fiscal 2018, three customers each accounted for more than 10% of the Company’s consolidated revenue, constituting a combined 48.7%. The largest of these constituted 20.7% of consolidated revenue. In fiscal 2017, three customers each accounted for more than 10% of the Company’s consolidated revenue, constituting a combined 44.9%. The largest of these constituted 19.4% of consolidated revenue. The accounts receivable balances associated with the Company’s largest customers were $3,692,000 for three customers at May 31, 2018 and $3,340,000 for three customers at May 31, 2017. The Company operates in one business segment, contract staffing services.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of TSR, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)	Revenue Recognition

The Company’s contract computer programming and administrative staffing services are generally provided under time and materials arrangements with its customers. Revenue is recognized in accordance with Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition”, when persuasive evidence of an arrangement exists, the services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. These conditions occur when a customer agreement is effected and the consultant performs the authorized services. Revenue is recorded net of all discounts and processing fees. Advances from customers represent amounts received from customers prior to the Company’s completion of the related services and credit balances from overpayments.

Reimbursements received by the Company for out-of-pocket expenses are characterized as revenue.

(d)	Cash and Cash Equivalents

The Company considers short-term highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents were comprised of the following as of May 31, 2018 and 2017:

	2018	2017
Cash in banks	$4,723,700	$4,634,245
Money market funds	599,737	840,731
Certificates of deposit	-	249,000
	$5,323,437	$5,723,976

(e)	Certificates of Deposit and Marketable Securities

The Company has characterized its investments in marketable securities, based on the priority of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), and lowest priority to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Investments recorded in the accompanying consolidated balance sheets are categorized based on the inputs to valuation techniques as follows:

Level 1 - These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access.

Level 2 - These are investments where values are based on quoted market prices that are not active or model derived valuations in which all significant inputs are observable in active markets.

Level 3 - These are investments where values are derived from techniques in which one or more significant inputs are unobservable.

TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2018 and 2017

The following are the major categories of assets measured at fair value on a recurring basis as of May 31, 2018 and 2017 using quoted prices in active markets for identical assets (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3):

	Level 1	Level 2	Level 3	Total
May 31, 2018

Certificates of deposit	$-	$493,000	$-	$493,000
Equity securities	44,160	-	-	44,160
	$44,160	$493,000	$-	$537,160

	Level 1	Level 2	Level 3	Total
May 31, 2017

Certificates of deposit	$-	$992,000	$-	$992,000
Equity securities	28,888	-	-	28,888
	$28,888	$992,000	$-	$1,020,888

Based upon the Company’s intent and ability to hold its certificates of deposit to maturity (which maturities range up to 12 months at purchase), such securities have been classified as held-to-maturity and are carried at amortized cost, which approximates market value. The Company’s equity securities are classified as trading securities, which are carried at fair value, as determined by quoted market prices, which is a Level 1 input, as established by the fair value hierarchy. The related unrealized gains and losses are included in earnings. The Company’s certificates of deposit and marketable securities at May 31, 2018 and 2017 are summarized as follows:

May 31, 2018	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Recorded Value
Current
Certificates of deposit	$493,000	$-	$-	$493,000
Equity securities	16,866	27,294	-	44,160
	$509,866	$27,294	$-	$537,160
May 31, 2017
Current
Certificates of deposit	$992,000	$-	$-	$992,000
Equity securities	16,866	12,022	-	28,888
	$1,008,866	$12,022	$-	$1,020,888

The Company’s investments in marketable securities consist primarily of investments in certificates of deposit and equity securities. Market values were determined for each individual security in the investment portfolio. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, and the Company’s ability and intent to hold the investment for a period of time, which may be sufficient for anticipated recovery in market values.

(f)	Accounts Receivable and Credit Policies:

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, management considers many factors in estimating its general allowance, including historical data, experience, customer types, creditworthiness and economic trends. From time-to-time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectibility.

TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2018 and 2017

(g)	Depreciation and Amortization

Depreciation and amortization of equipment and leasehold improvements has been computed using the straight-line method over the following useful lives:

Equipment	3 years
Furniture and fixtures	3 years
Automobiles	3 years
Leasehold improvements	Lesser of lease term or useful life

(h)	Net Income Per Common Share

Basic net income per common share is computed by dividing income available to common stockholders of TSR, Inc. by the weighted average number of common shares outstanding. The Company had no stock options or other common stock equivalents outstanding during the fiscal years ended May 31, 2018 or 2017.

(i)	Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial reporting and tax bases of the Company’s assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled. The effect of enacted tax law or rate changes is reflected in income in the period of enactment.

(j)	Fair Value of Financial Instruments

ASC Topic 825, “Financial Instruments,” requires disclosure of the fair value of certain financial instruments. For cash and cash equivalents, accounts receivable, accounts and other payables, accrued liabilities and advances from customers, the amounts presented in the consolidated financial statements approximate fair value because of the short-term maturities of these instruments.

(k)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates include, but are not limited to, provisions for doubtful accounts receivable and assessments of the recoverability of the Company’s deferred tax assets. Actual results could differ from those estimates.

(l)	Long-Lived Assets

The Company reviews its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its fair value.

(m)	Impact of New Accounting Standards

In May 2014, the FASB issued an update to ASC 606, “Revenue from Contracts with Customers.” This update to ASC 606 provides a five-step process to determine when and how revenue is recognized. The core principle of the guidance is that a Company should recognize revenue upon transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received in exchange for those goods or services. This update to ASC 606 will also result in enhanced disclosures about revenue, providing guidance for transactions that were not previously addressed comprehensively, and improving guidance for multiple-element arrangements. This update to ASC 606 is effective for the Company in the fiscal year ending May 31, 2019. The Company expects the impact of the update, if any, to be immaterial on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes,” which applies to the classification of deferred tax assets and liabilities. The update eliminates the requirement to classify deferred tax assets and liabilities as noncurrent or current within a classified statement of financial position. This ASU is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Company adopted this guidance in the first quarter of fiscal 2018. The Company’s deferred tax assets and liabilities have been classified as noncurrent.

TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2018 and 2017

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities.” The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income. The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. This update is effective for the Company in the fiscal year ending May 31, 2019. The Company expects the impact of the update, if any, to be immaterial on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update is effective for the Company in the fiscal year ending May 31, 2020. The Company is currently evaluating the impact, if any, of this update on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent Consideration (Topic 606).” This update contains guidance on principal versus agent assessments when a third party is involved in providing goods or services to a customer. It specifies that an entity is a principal, and thus records revenue on a gross basis, if it controls a good or service before transferring the good or service to the customer. An entity is an agent, and thus records revenue on a net basis, if it arranges for a good or service to be provided by another entity. This update is effective for the Company in the fiscal year ending May 31, 2019. The Company expects the impact of the update, if any, to be immaterial on its consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12, “Narrow-Scope Improvements and Practical Expedients (Topic 606).” This update provides certain clarifications to reduce potential diversity and to simplify the standard. The amendments in ASU 2016-12 clarify the following key areas: assessing collectibility; presenting sales taxes and other similar taxes collected from customers; noncash consideration; contract modifications at transition; completed contracts at transition; and disclosing the accounting change in the period of adoption. This update is effective for the Company in the fiscal year ending May 31, 2019. The Company expects the impact of the update, if any, to be immaterial on its consolidated financial statements.

(n)	Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, certificates of deposit, marketable securities and accounts receivable. The Company places its cash equivalents with high-credit quality financial institutions and brokerage houses. The Company has substantially all of its cash in four bank accounts. At times, such amounts may exceed federally insured limits. The Company holds its marketable securities in brokerage accounts. The Company has not experienced losses in any such accounts. The Company’s accounts receivable represent 43 accounts with open balances as of May 31, 2018. As a percentage of revenue, the three largest customers among these 43 accounts consisted of 51.1% of the net accounts receivable balance at May 31, 2018.

TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2018 and 2017

(2)	Income Taxes

A reconciliation of the provision for income taxes computed at the federal statutory rates of 28.6% (blended) for fiscal 2018 and 34.0% for fiscal 2017 to the reported amounts is as follows:

	2018		2017
	Amount	%	Amount	%
Amounts at statutory federal tax rate	$268,000	28.6%	$196,000	34.0%
Noncontrolling interest	(20,000)	(2.1)	(16,000)	(2.8)
State and local taxes, net of federal income tax effect	83,000	8.9	56,000	9.7
Effect of rate change on deferred asset	32,000	3.4	-	-
Non-deductible expenses and other	18,000	1.9	27,000	4.7
	$381,000	40.7%	$263,000	45.6%

The components of the provision for income taxes are as follows:

		Federal	State	Total
2018:	Current	$236,000	$117,000	$353,000
	Deferred	28,000	-	28,000
		$264,000	$117,000	$381,000

2017:	Current	$170,000	$68,000	$238,000
	Deferred	8,000	17,000	25,000
		$178,000	$85,000	$263,000

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets at May 31, 2018 and 2017 are as follows:

	2018	2017
Allowance for doubtful accounts receivable	$53,000	$75,000
Accrued compensation and other accrued expenses	37,000	38,000
Equipment and leasehold improvement depreciation and amortization	(3,000)	(4,000)
Acquired client relationships	(1,000)	2,000
Unrealized gains	(8,000)	(5,000)
Total deferred income tax assets	$78,000	$106,000

The Company believes that it is more likely than not that it will realize the benefits of its deferred tax assets based primarily on the Company’s history of and projections for taxable income in the future.

TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2018 and 2017

The Company recognizes interest and penalties associated with tax matters as selling, general and administrative expenses and includes accrued interest and penalties with accrued and other liabilities in the consolidated balance sheets.

In the third quarter of fiscal 2018, the Company revised its estimated annual effective income tax rate to reflect a change in the federal statutory corporate income tax rate from 34% to 21%, resulting from legislation that was enacted on December 22, 2017. The rate change is administratively effective at the beginning of our fiscal year 2018, using a blended rate for the annual period. As a result, the blended statutory rate for the fiscal year ending May 31, 2018 is 28.6%.

In addition, the Company was required in the current year to recognize the change related to adjusting the deferred tax asset to reflect the new corporate tax rate. As a result, income tax expense reported for the year ended May 31, 2018 was adjusted to reflect the effects of the change in the tax law and resulting in a decrease in income tax expense of $21,000. This amount comprises a reduction of $53,000 in income tax expense for the year ended May 31, 2018 related to the lower corporate rate and a charge of $32,000 from the application of the newly enacted reduced rates to the existing net deferred tax asset balances.

In the third quarter of fiscal 2018, the Company discovered it had not filed required information returns related to a foreign bank account opened by a subsidiary in fiscal 2016 with contributions totaling approximately $25,000. The Company has accrued an expense of $30,000 with a charge to selling, general and administrative expenses for potential penalties that may be assessed. The Company will monitor this reserve periodically to determine if it is more-likely–than–not that penalties will be assessed. Changes to the reserve may occur due to changes in judgment, abatement, negotiation or expiration of the statute of limitations on the returns.

A reconciliation of the beginning and ending amount of unrecognized tax benefit as follows:

Amount
Balance at June 1, 2017	$-
Additions based on tax positions related to current year	-
Additions for tax positions of prior years	30,000
Reductions for tax positions of prior years	-
Settlements	-
Balance at May 31, 2018	$30,000

The Company’s federal and state income tax returns prior to fiscal year 2015 are closed.

(3)	Commitments and Contingencies

A summary of noncancellable long-term operating lease commitments for facilities as of May 31, 2018 follows:

Fiscal Year	Amount
2019	$342,000
2020	241,000
2021	209,000
2022	161,000
2023	41,000
thereafter	-
Total	$994,000

Total rent expenses under all lease agreements amounted to $369,000 and $372,000 in fiscal 2018 and 2017, respectively.

The Company has entered into employment agreements with two of its executive officers expiring in 2020 and 2022, respectively. The total remaining payments under these agreements is $1,900,000 at May 31, 2018.

From time-to-time, the Company is party to various lawsuits, some involving substantial amounts. Management is not aware of any lawsuits that would have a material adverse impact on the consolidated financial position of the Company.

TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2018 and 2017

(4)	Stockholder’s Equity

On May 25, 2017, the Company declared a special cash dividend of $1.00 per common share payable on July 14, 2017 to shareholders of record on June 16, 2017. This dividend totaled $1,962,062. The Company has no current plans to implement a quarterly dividend program or pay any other special cash dividend.

(5)	Retirement Arrangement

Joseph F. Hughes, Chairman of the Board, Chief Executive Officer, President and Treasurer, retired on July 5, 2017. The Board of Directors of the Company elected Christopher Hughes, formerly Senior Vice President of TSR, Inc., to succeed Joseph F. Hughes as Chairman of the Board, Chief Executive Officer, President and Treasurer. Upon his retirement, the Board awarded Joseph F. Hughes a one-time founder’s bonus of $100,000. The Board also approved the continued payment by the Company of the remaining payments of the lease for the automobile used by Joseph F. Hughes until the lease expired in May 2018. Further, the Board approved the continued payment by the Company for health insurance coverage for Joseph F. Hughes and his spouse under the Company’s executive medical plan until May 31, 2018 and payments in lieu of the insurance coverage for two years thereafter. Joseph F. Hughes and his spouse have remained on the executive medical plan subsequent to May 31, 2018 at the Company’s expense in lieu of the direct payments to them for this coverage, saving the Company a small amount monthly. The total amount of these retirement benefits were accrued in the quarter ended August 31, 2017, resulting in charges amounting to $180,000, which were included in selling, general and administrative expenses for fiscal 2018.

(6)	Subsequent Event

Through an amendment to filings with the United States Securities and Exchange Commission on Schedule 13D by Joseph F. Hughes and Winifred M. Hughes, the Company has been informed that on July 20, 2018, Zeff Capital, LP, QAR Industries, Inc. and Fintech Consulting LLC entered an agreement to purchase 819,491 shares of the Company’s Common Stock (the “Shares”) which were held by Joseph F. Hughes and Winifred M. Hughes. Joseph F. Hughes is the former Chairman and Chief Executive Officer of the Company. The Shares were sold in a privately negotiated transaction for a purchase price of $6.25 per share, or $5,121,819 in the aggregate, and the Shares collectively represent 41.8% of the Company’s issued and outstanding Common Stock. It had also been disclosed that Zeff Capital, LP owned 77,615 shares of the Company’s Common Stock, which represented approximately 4.0% of the Company’s issued and outstanding Common Stock. Each of the purchasers of the Shares has significant voting power on all matters subject to a vote of the Company’s stockholders.

Prior to the sale of the Shares by Joseph F. Hughes and Winifred M. Hughes to Zeff Capital, LP, QAR Industries, Inc. and Fintech Consulting LLC described above, the Company had received a letter on June 25, 2018 from James Hughes on behalf of Joseph F. Hughes and Winifred M. Hughes, in which Joseph F. Hughes and Winifred M. Hughes requested that the Board pursue a sale of the Company. On July 9, 2018, by resolution, the Board established a Special Committee of the Board to review this request, and to consider and evaluate other strategic alternatives available to the Company in the context of that review, including (a) potential opportunities for a sale of the Company by way of merger, consolidation, sale of equity securities (including the Company’s outstanding Common Stock), sale of all or substantially all of the Company’s assets, or other strategic transactions; (b) recapitalization of the Company; (c) the sale or exchange of the shares of Common Stock held (at that time) by Mr. Hughes and Mrs. Hughes in a transaction involving the Company; or (d) remaining independent and continuing to execute the Company’s business plans on a standalone basis, and to review, consider and evaluate, for purposes of advising the full Board, whether any of the potential strategic alternatives is in the best interests of the Company’s stockholders. The Special Committee has remained in place following the acquisition of the Shares by Zeff Capital, LP, QAR Industries, Inc. and Fintech Consulting LLC from Joseph F. Hughes and Winifred M. Hughes described above.

TSR INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and notes thereto presented elsewhere in this report.

Results of Operations

The following table sets forth for the periods indicated certain financial information derived from the Company’s consolidated statements of income. There can be no assurance that historical trends in operating results will continue in the future:

	Year Ended May 31,
	(Dollar Amounts in Thousands)
	2018		2017
	Amount	% of Revenue	Amount	% of Revenue
Revenue, Net	$64,990	100.0%	$62,573	100.0%
Cost of Sales	54,609	84.0	52,327	83.6
Gross Profit	10,381	16.0	10,246	16.4
Selling, General and Administrative Expenses	9,472	14.6	9,684	15.5
Income from Operations	909	1.4	562	0.9
Other Income, Net	28	0.0	15	0.0
Income Before Income Taxes	937	1.4	577	0.9
Provision for Income Taxes	381	0.6	263	0.4
Consolidated Net Income	556	0.8	314	0.5
Net Income Attributable to Noncontrolling Interest	70	0.1	46	0.1
Net Income Attributable to TSR, Inc.	$486	0.7%	$268	0.4%

Revenue

Revenue consists primarily of revenue from computer programming consulting services. Revenue for the fiscal year ended May 31, 2018 increased $2,417,000 or 3.9% from fiscal 2017. The increase in revenue resulted primarily from an increase in billing rates and an increase in the average number of consultants on billing with customers. The overall average number of consultants on billing with customers increased slightly from 379 for the fiscal ended May 31, 2017 to 383 for the fiscal year ended May 31, 2018, while the average number of computer programming consultants also increased from 328 for the fiscal year ended May 31, 2017 to 332 in the fiscal year ended May 31, 2018. The 383 consultants on billing for the current period include 51 administrative (non-IT) workers that the Company placed with two large customers at the customers’ requests at billing rates 69.3% lower than those charged for computer programming consultants. The Company also placed an average of 51 administrative (non-IT) workers in the prior fiscal year at billing rates 67.6% lower than those charged for computer programming consultants. The Company charges lower daily billing rates for administrative (non-IT) workers, but also pays lower rates to the administrative (non-IT) workers.

Cost of Sales

Cost of sales for the fiscal year ended May 31, 2018 increased $2,282,000 or 4.4% to $54,609,000 from $52,327,000 in the prior fiscal year. The increase in cost of sales resulted primarily from an increase in consultants pay rates and benefits. Cost of sales as a percentage of revenue increased from 83.6% in the fiscal year ended May 31, 2017 to 84.0% in the fiscal year ended May 31, 2018. The increase in cost of sales as a percentage of revenue was primarily attributable to lower gross margins on the placement of administrative (non-IT) workers due to a shift in the business mix between the two non-IT customers towards the customer with lower markup limits.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of expenses relating to account executives, technical recruiters, facilities costs, management and corporate overhead. These expenses decreased $212,000 or 2.2% from $9,684,000 in the fiscal year ended May 31, 2017 to $9,472,000 in the fiscal year ended May 31, 2018. The decrease in these expenses resulted primarily from the retirement of the former Chairman offset by an increase in amounts paid for offshore recruiting services to support the hiring of both contract IT and administrative (non-IT) workers. Selling, general and administrative expenses, as a percentage of revenue, decreased from 15.5% in the fiscal year ended May 31, 2017 to 14.6% in the fiscal year ended May 31, 2018 as a result of the reduction in these expenses.

TSR INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Other Income

Other income for the fiscal year ended May 31, 2018 resulted primarily from interest and dividend income of $12,000 and a mark to market gain of approximately $15,000 on the Company’s marketable equity securities. Other income for the fiscal year ended May 31, 2017 resulted primarily from interest and dividend income of $11,000 and a mark to market gain of approximately $4,000 on the Company’s marketable equity securities.

Income Taxes

The effective income tax rates were 40.7% for the fiscal year ended May 31, 2018 and 45.6% for the fiscal year ended May 31, 2017. The rate for fiscal 2018 is impacted by the effects of the new lower federal corporate tax rates effective January 1, 2018. The current tax provision for fiscal 2018 includes a blended federal statutory rate of 28.6%. However, this lower rate is offset, to an extent, by the devaluation of the Company’s deferred tax asset. The benefit of the deferred tax asset will be limited to 21% for federal income tax purposes in fiscal years going forward.

Net Income Attributable to TSR, Inc.

Net income attributable to TSR, Inc. increased $218,000 from $268,000 in the fiscal year ended May 31, 2017 to net income of $486,000 in the fiscal year ended May 31, 2018. The increase in net income was primarily attributable to the decrease in selling, general and administrative expenses as well as the increase in gross profit generated by the revenue increase.

Liquidity, Capital Resources and Changes in Financial Condition

The Company expects that its available cash, certificates of deposit and marketable securities will be sufficient to provide the Company with adequate resources to meet its liquidity requirements for the 12 month period following the issuance of these financial statements. The Company does not maintain a line of credit facility with any financial institution.

At May 31, 2018, the Company had working capital (total current assets in excess of total current liabilities) of $8,113,000 including cash and cash equivalents and certificates of deposit and marketable securities of $5,861,000 as compared to working capital of $7,689,000 including cash and cash equivalents and certificates of deposit and marketable securities of $6,745,000 at May 31, 2017.

Net cash flow of $1,131,000 was provided by operations during fiscal 2018 as compared to $750,000 of net cash flow provided by operations in fiscal 2017. The cash provided by operations for fiscal 2018 primarily resulted from consolidated net income of $556,000 and an increase in accounts and other payables and accrued and other liabilities of $410,000. The cash provided by operations for fiscal 2017 primarily resulted from consolidated net income of $314,000, a decrease in accounts receivable of $379,000 and an increase in accounts and other payables and accrued and other liabilities of $125,000, offset, to some extent, by an increase in prepaid expenses of $77,000 and an increase in prepaid and recoverable income taxes of $95,000.

Net cash provided by investing activities amounted to $478,000 for fiscal 2018, compared to $523,000 in net cash provided by investing activities in fiscal 2017. The cash provided by investing activities in both 2018 and 2017 primarily resulted from maturing certificates of deposit, a portion of which were not rolled over.

Net cash used in financing activities of $2,009,000 during the fiscal years ended May 31, 2018 resulted primarily from the payment of a cash dividend of $1,962,000 and a distribution to the holder of the noncontrolling interest in the Company’s subsidiary, Logixtech Solutions, LLC of $47,000. The distribution to the noncontrolling interest in fiscal 2017 was $64,000.

The Company’s capital resource commitments at May 31, 2018 consisted of lease obligations on its branch and corporate facilities. The Company intends to finance these lease commitments from cash flow provided by operations, available cash and short-term marketable securities.

The Company’s cash and marketable securities were sufficient to enable it to meet its liquidity requirements during fiscal 2018.

Impact of New Accounting Standards

In May 2014, the FASB issued an update to ASC 606, “Revenue from Contracts with Customers.” This update to ASC 606 provides a five-step process to determine when and how revenue is recognized. The core principle of the guidance is that a company should recognize revenue upon transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received in exchange for those goods or services. This update to ASC 606 will also result in enhanced disclosures about revenue, providing guidance for transactions that were not previously addressed comprehensively, and improving guidance for multiple-element arrangements. This update to ASC 606 is effective for the Company in the fiscal year ending May 31, 2019. The Company expects the impact of this update, if any, to be immaterial on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes,” which applies to the classification of deferred tax assets and liabilities. The update eliminates the requirement to classify deferred tax assets and liabilities as noncurrent or current within a classified statement of financial position. This ASU is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Company adopted this guidance in the first quarter of fiscal 2018. The Company’s deferred tax assets and liabilities have been classified as noncurrent.

TSR INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities.” The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income. The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. This update is effective for the Company in the fiscal year ending May 31, 2019. The Company expects the impact of this update, if any, to be immaterial on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update is effective for the Company in the fiscal year ending May 31, 2020. The Company is currently evaluating the impact, if any, of this update on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent Consideration (Topic 606).” This update contains guidance on principal versus agent assessments when a third party is involved in providing goods or services to a customer. It specifies that an entity is a principal, and thus records revenue on a gross basis, if it controls a good or service before transferring the good or service to the customer. An entity is an agent, and thus records revenue on a net basis, if it arranges for a good or service to be provided by another entity. This update is effective for the Company in the fiscal year ending May 31, 2019. The Company expects the impact of this update, if any, to be immaterial on its consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12, “Narrow-Scope Improvements and Practical Expedients (Topic 606).” This update provides certain clarifications to reduce potential diversity and to simplify the standard. The amendments in ASU 2016-12 clarify the following key areas: assessing collectibility; presenting sales taxes and other similar taxes collected from customers; noncash consideration; contract modifications at transition; completed contracts at transition; and disclosing the accounting change in the period of adoption. This update is effective for the Company in the fiscal year ending May 31, 2019. The Company expects the impact of this update, if any, to be immaterial on its consolidated financial statements.

Critical Accounting Policies

The SEC defines “critical accounting policies” as those that require the application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The Company’s significant accounting policies are described in Note 1 to its consolidated financial statements, contained elsewhere in this report. The Company believes that the following accounting policies require the application of management’s most difficult, subjective or complex judgments:

Estimating Allowances for Doubtful Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based on our historical experience, customer types, creditworthiness, economic trends and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. A significant change in the liquidity or financial position of any of our significant customers, or in their willingness to pay, could have a material adverse effect on the collectibility of our accounts receivable and our future operating results.

Valuation of Marketable Securities

The Company classifies its marketable securities at acquisition as either (i) held-to-maturity, (ii) trading or (iii) available-for-sale. Based upon the Company’s intent and ability to hold its certificates of deposit to maturity (which maturities range up to 12 months), such securities have been classified as held-to-maturity and are carried at amortized cost, which approximates fair value. The Company’s equity securities are classified as trading securities, which are carried at fair value, as determined by quoted market price, which is Level 1 input, as established by the fair value hierarchy. The related unrealized gains and losses are included in earnings.

TSR INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Valuation of Deferred Tax Assets

We regularly evaluate our ability to recover the reported amount of our deferred income tax assets considering several factors, including our estimate of the likelihood of the Company generating sufficient taxable income in future years during the period over which temporary differences reverse. Presently, the Company believes that it is more likely than not that it will realize the benefits of its deferred tax assets based primarily on the Company’s history of and projections for taxable income in the future. In the event that actual results differ from our estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance against a portion or all of our deferred tax assets, which could materially impact our financial position or results of operations.

Forward-Looking Statements; Factors that Affect Future Results

Certain statements contained herein, including statements concerning the Company’s plans, future prospects and future cash flow requirements are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those set forth in the forward-looking statements due to known and unknown risks and uncertainties, including but not limited to, the following: the success of the Company’s plan for internal growth, the impact of adverse economic conditions on client spending which has a negative impact on the Company’s business; risks relating to the competitive nature of the markets for contract computer programming services; the extent to which market conditions for the Company’s contract computer programming services will continue to adversely affect the Company’s business; the concentration of the Company’s business with certain customers; uncertainty as to the Company’s ability to maintain its relations with existing customers and expand its business; the impact of changes in the industry, such as the use of vendor management companies in connection with the consultant procurement process; the increase in customers moving IT operations offshore; the Company’s ability to adapt to changing market conditions; and other risks and uncertainties described in the Company’s filings under the Securities Exchange Act of 1934. The Company is under no obligation to publicly update or revise forward-looking statements.

TSR INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of TSR, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TSR, Inc. and Subsidiaries (the Company) as of May 31, 2018 and 2017, and the related consolidated statements of income, equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ CohnReznick LLP

CohnReznick LLP

We have served as the Company’s auditor since 2008.

Jericho, New York

August 21, 2018

TSR INC. AND SUBSIDIARIES

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company’s shares of Common Stock trade on the NASDAQ Capital Market under the symbol TSRI. The following are the high and low sales prices for each quarter during the fiscal years ended May 31, 2018 and 2017:

June 1, 2017 – May 31, 2018

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High Sales Price	$11.10	$7.45	$8.41	$6.64
Low Sales Price	4.05	3.80	4.75	4.95

June 1, 2016 – May 31, 2017

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High Sales Price	$6.80	$9.50	$6.70	$8.00
Low Sales Price	3.42	4.70	4.80	4.34

There were 54 holders of record of the Company’s Common Stock as of June 30, 2018. Additionally, the Company estimates that there were approximately 785 beneficial holders as of that date. On May 25, 2017, the Company declared a special cash dividend of $1.00 per common share payable on July 14, 2017 to stockholders of record on June 16, 2017. The Company has no current plans to implement a quarterly dividend program or pay any other special cash dividend.

There are no securities authorized for issuance under any equity compensation plans.

DIRECTORS

Christopher Hughes

Chairman of the Board,

Chief Executive Officer,

President and Treasurer

Ira D. Cohen

Director

Operating Partner

Updata Partners

William J. Kelly

Director

Chief Information Officer

Robert Allen Duralee Group

Brian J. Mangan

Director

Retired Senior Vice President Finance

ABC Television Network

Joseph Pennacchio

Director

Retired Chief Executive Officer
West Point Home, Inc.

Raymond A. Roel

Director

Principal

Ray Roel Consulting LLC

Eric M. Stein

Director

Regional Director of Sales

Fortinet

OFFICERS

Christopher Hughes

Chairman of the Board,

Chief Executive Officer,

President and Treasurer

John G. Sharkey

Vice President, Finance

and Secretary

CORPORATE

HEADQUARTERS

400 Oser Avenue

Suite 150

Hauppauge, NY 11788

631-231-0333

SUBSIDIARY

TSR Consulting

Services, Inc.

New York City

420 Lexington Avenue

Suite #835

New York, NY 10170

212-986-4600

E-mail: tsrny@tsrconsulting.com

New Jersey

379 Thornall Street

6th Floor

Edison, NJ 08837

732-321-9000

E-mail: tsrnj@tsrconsulting.com

Long Island

400 Oser Avenue

Suite 150

Hauppauge, NY 11788

631-231-0333

E-mail: tsrli@tsrconsulting.com

TRANSFER AGENT

Continental Stock Transfer

1 State Street Plaza

30th Floor

New York, NY 10004

212-509-4000

AUDITORS

CohnReznick LLP

100 Jericho Quadrangle

Suite 223

Jericho, NY 11753

COUNSEL

Giordano, Halleran & Ciesla, P.C.

125 Half Mile Road

Suite 300

Red Bank, NJ 07701

Copies of the Company’s Form 10-K are available, without charge, to stockholders upon written request to: John G. Sharkey, Vice President, Finance, TSR, Inc., 400 Oser Avenue, Suite 150, Hauppauge, NY 11788